

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04011667

March 8, 2004

Megan N. Gates
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/8/2004

Re: The First Years Inc.
Incoming letter dated January 28, 2004

Dear Ms. Gates:

This is in response to your letter dated January 28, 2004 concerning the shareholder proposal submitted to First Years by Paul Adest. We also have received a letter from the proponent dated February 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Enclosures

cc: Paul Adest
Seven Penn Plaza
New York, NY 10001

55698

PAUL ADEST

CERTIFIED PUBLIC ACCOUNTANT

SEVEN PENN PLAZA
NEW YORK, NEW YORK 10001
(212) 583-2525
FAX: (212) 563-3549



February 2, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Megan N. Gates letter to the SEC dated January 28, 2004 in response to my letter for inclusion in The First Years Inc. 2004 proxy materials.

Ladies and Gentlemen:

In response to Ms. Gates letter to the Securities and Exchange Commission Division of Corporate Finance, I submit to you the following changes to my letter originally submitted to The First Years for inclusion in their proxy materials.

I have beneficially owned shares of The First Years. Inc. valued at more than $2,000 for more than one year and I intend to continue my ownership through the date of the next annual meeting. I am submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting.

End the Staggered Election of Board Members and Elect Each Director Annually.
RESOLVED: Shareholders request that our Directors increase shareholder rights and take steps necessary so that each director is elected annually. (Docs not effect the unexpired terms of directors.)

Statement in Support of Proposal

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it is best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

Sources: "Take on the Street" by Arthur Levitt

Annual election of each director would also enable shareholders to vote at the annual meeting each year and on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

The present policy of electing directors to a three year term has, for example, led to Director Mr. Walker "Jamie" J. Wallace in 2000 and again in 2001, to have his independence compromised by becoming a paid consultant to the company receiving stock options valued at $50,000 in 2001 and

$60,000 in 2002, thus resulting in current total profits to him as of this writing of $203,307. The fact that Mr. Wallace was hired as a consultant to the Company and continued to serve as a Director was never disclosed to shareholders in the 2001 or 2002 proxy statements, nor was it clearly disclosed in SEC filings such as the Company's 10K. This illusive behavior from Corporate management to refrain from disclosing this information is inappropriate. If Directors were to be elected on an annual basis, this situation would have been put forth to the shareholders for their determination of whether or not this constitutes an independent director.

Shareholders need for annually elected independent directors is heightened in this company since four Sidman family members already are entrenched as Directors, all save the Chairman's brother having served continually for more than 25 years and dominate Board policies and actions.

I believe concern expressed by some that the annual election of each director could leave a company without experienced Directors is completely unfounded. In the unlikely event that shareholders vote to replace all Directors, such a decision would express overwhelming dissatisfaction with the incumbent Directors and clearly would reflect the need or change.

It is also noteworthy that it is policy at the Council of Institutional Investors (www.cii.org) whose members have $2 trillion invested, to support annual election of each Director.

If you agree with me that shareholders will be better served and represented by directors who must annually stand for reelection and thus be held responsible and accountable to shareholders at least once a year, you should vote for this proposal.

Yours Truly



Paul Adest

Enclosure: Proof of ownership from my brokerage firm BNY Clearing.

cc: **Megan N. Gates**, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center, Boston, Massachusetts, 02111

Susan D. Novins, Esq., Vice President and General Counsel
The First Years, Inc.
One Kiddie Drive, Avon, Massachusetts, 02322

Ronald Sidman, Chairman, President and CEO
The First Years, Inc.
One Kiddie Drive, Avon, Massachusetts, 02322


BNY

Clearing

A BNY Securities Group Co.

Solutions from The Bank of New York

December 5, 2003

To Whom It May Concern:

I am writing this letter to confirm that Mr. Paul Adest has and is currently holding 1,000 shares of The First Years Inc. (symbol: KIDD) in street name stock since August 5,1999.

Roxanne Zastrow
AVP BNYCS Margin Department

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center
Boston, Massachusetts 02111

Megan N. Gates

617 542 6000
617 542 2241 *fax*

Direct dial 617 348 4443
mgates@mintz.com

January 28, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal submitted by Paul Adest for inclusion in The First Years Inc. 2004 proxy materials

Ladies and Gentlemen:

On behalf of The First Years Inc. (the "Company"), a Massachusetts corporation, and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend any enforcement action to the Commission if the Company omits from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials") the shareholder proposal described below (and attached hereto as Exhibit A), or alternatively, that the Staff require the shareholder to amend the supporting statement. We have been advised by the Company as to the factual matters set forth herein.

The Adest Proposal

On December 10, 2003, the Company received for inclusion in the 2004 Proxy Materials a proposal from Mr. Paul Adest, a shareholder of the Company, dated December 5, 2003 (the "Adest Proposal"). The Adest Proposal includes a resolution that states: "Shareholders request that our Directors increase shareholder rights and take the steps necessary so that each director is elected annually. (Does not affect the unexpired terms of directors.)" The proposal was followed by a supporting statement. The full text of the Adest Proposal is attached hereto as Exhibit A.

Summary

This letter is to inform you, pursuant to Rule 14a-8(j) under the Exchange Act, that the Company intends to omit the Adest Proposal from the 2004 Proxy Materials. The Company believes, and we concur, that the Adest Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is false and misleading.

The Company's 2004 Annual Meeting of Shareholders is scheduled for no earlier than May 20, 2004. Thus, the Company intends to file its 2004 Proxy Materials with the Commission sometime after April 20, 2004, but in any event, approximately four weeks before the Company's 2004 Annual Meeting. Accordingly, this filing is timely made and accompanied by six additional copies in accordance with the requirements of Rule 14a-8(j).

Discussion

Rule 14a-8(i)(3) under the Securities Exchange Act of 1934 provides that an issuer may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement violates any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Company believes, and we concur, that Mr. Adest's supporting statement to the Adest Proposal is false and misleading on several accounts.

Statement Regarding Walker J. "Jamie" Wallace

The first full paragraph on page two of the Adest Proposal states: "[t]he present policy of electing directors to a three year term has in the past for example led to Independent directors such as Jamie Wallace in 2000 and 2001, to succumb to temptation and compromise his independence by becoming a paid consultant to the company and the Company's failure to disclose he had become an employee." This statement is misleading in several respects.

• First and foremost, Walker J. Wallace has never been an employee of the Company. Mr. Adest's boldfaced assertion to the contrary is simply false.

• Second, the notion of "succumb[ing] to temptation" is inflammatory and ambiguous. Mr. Adest's meaning or intended interpretation of such language is entirely unclear and would be misleading to shareholders under Rule 14a-9.

• Third, the statement suggests that there is some nexus between being elected to a staggered board and later becoming a paid consultant. There is no explanation as to how adoption of the Adest Proposal would remedy Mr. Adest's spurious suggestion, and why an annual election of directors would be preferential to staggered elections with respect to later receiving compensation from the Company.

• Fourth, Mr. Wallace has at all times qualified and continues to qualify as an independent director pursuant to the prevailing independence rules of the Nasdaq Stock Market, Inc., on which the shares of the Company's Common Stock are quoted. The Company is a leading worldwide marketer of quality innovative products for infants and toddlers. Mr. Wallace had a thirty-year career with Procter & Gamble Co., ending in 1997, and his extensive marketing experience with perhaps the world's foremost consumer products company was an instrumental reason for his appointment to the Company's Board in 1999. As a result, Mr. Adest's statement that Mr. Wallace's independence had been "compromised" is false and misleading.

• Finally, the statement incorrectly suggests that having staggered elections has an impact on the Company's disclosure requirements with respect to the compensation that it pays to its directors, which it clearly does not.

Statement Regarding Sidman Family Members

The second full paragraph on page two of the Adest Proposal states: "[s]hareholders need for annually elected Independent directors is heightened in this Company since Four Sidman family members already are entrenched as Directors, all save The Chairman's brother having served continuously for over 34 years since the Company first went public and dominate Board policies and actions." This statement is false and misleading for several reasons. First, the sentence is grammatically incorrect and confusing. Second, the use of words such as "entrenched" and "dominate" are highly subjective and inflammatory. Third, the statement regarding "continuous" service by Sidman family members for "over 34 years since the Company first went public" is false and therefore confusing. Ronald J. Sidman, President and Chief Executive Officer of the Company, has served on the Board since 1975 (29 years), his mother Evelyn Sidman has served on the Board since 1979 (25 years), his brother Kenneth R. Sidman has served on the Board since 1998 (6 years), and his brother-in-law Benjamin Peltz has served since 1975 (29 years), and the Company went public in 1970. Furthermore, the Adest Proposal fails to suggest how the annual election of directors would remedy any of the issues described in his statement. Finally, the Board is comprised of nine directors, and thus these four directors comprise less than a majority of the members of the Board. The Adest Proposal does not provide any examples of how this minority of four members have succeeded in "dominat[ing] Board policies and actions," making his statement false and misleading.

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if the Company omits the Adest Proposal from the 2004 Proxy Materials, on the grounds that it is false and misleading, pursuant to Rules 14a-8(i)(3) and 14a-9.

In the event the Staff disagrees with our conclusions regarding the omission of the Adest Proposal, or if any additional information is desired, we would appreciate an opportunity to confer with the Staff by telephone concerning these matters.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed, self-addressed, postage prepaid envelope. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (617) 348-4443. Thank you for your consideration.

Very truly yours,



Megan N. Gates

cc: Susan D. Novins, Esq., Vice President and General Counsel, *The First Years Inc.*
Stanford N. Goldman, Jr., Esq., *Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.*
Mr. Paul Adest

PAUL ADEST

CERTIFIED PUBLIC ACCOUNTANT

SEVEN PENN PLAZA
NEW YORK, NEW YORK 10001
(212) 563-2525
FAX: (212) 563-3549

December 5, 2003

Susan D. Novins
General Counsel
The First Years Inc
One Kiddie Drive
Avon, MA 02322-1171

Dear Ms. Novins:

I have beneficially owned shares of The First Years, Inc. valued at more than $2,000 for more than one year and I intend to continue my ownership through the date of the next annual meeting. I am submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting.

End the Staggered Election of Board Members and Elect Each Director Annually

RESOLVED: Shareholders request that our Directors increase shareholder rights and take the steps necessary so that each director is elected annually. (Does not affect the unexpired terms of directors.)

Statement In support of Proposal

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it is best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

Source: "Take on the Street" by Arthur Levitt

Annual election of each director would also enable shareholders to vote at the annual meeting each year on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

The present policy of electing directors to a three year term has in the past for example led to Independent directors such as Jamie Wallace in 2000 and 2001, to succumb to temptation and compromise his independence by becoming a paid consultant to the company and the Company's failure to disclose he had become an employee.

Shareholders need for annually elected Independent directors is heightened in this Company since Four Sidman family members already are entrenched as Directors, all save The Chairman's brother having served continuously for over 34 years since the Company first went public and dominate Board policies and actions.

I believe concern expressed by some that the annual election of each director could leave a company without experienced Directors is completely unfounded. In the unlikely event that shareholders vote to replace all Directors, such a decision would express overwhelming dissatisfaction with the incumbent Directors and clearly would reflect the need for change.

It is also noteworthy that it is policy at the Council of Institutional Investors (www.cii.org) whose members have $2 trillion invested, to support annual election of each Director.

If you agree with me that shareholders will be better served and represented by directors who must annually stand for reelection and thus be held responsible and accountable to shareholders at least once each year, you should vote for this proposal.

Yours Truly



Paul Adest

Enclosure: Proof of ownership from my brokerage firm BNY Clearing.



Clearing

December 5, 2003

To Whom It May Concern:

I am writing this letter to confirm that Mr. Paul Adest has and is currently holding 1,000 shares of The First Years Inc. (symbol: KIDD) in street name stock since August 5.1999.

Roxanne Zastrow
AVP BNYCS Margin Department

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The First Years Inc.
Incoming letter dated January 28, 2004

The proposal requests that directors take the steps necessary so that each director is elected annually.

We are unable to concur in your view that First Years may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "The present policy . . ." and ends ". . . become an employee"; and
- delete the sentence that begins "Shareholders need for . . ." and ends ". . . policies and actions".

Accordingly, unless the proponent provides First Years with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if First Years omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Lesli L. Sheppard-Warren
Attorney-Advisor